Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED
PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED
As of the date of the Annual Report on Form 10-K of which this Exhibit is a part, ATI Physical Therapy, Inc. (the “Company” or “ATI”) had two classes of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Class A common stock, $0.0001 par value (“Common Stock”) and redeemable warrants, each entitling the holder thereof to purchase shares of Common Stock at an exercise price equal to $575.00 per share (the “Public Warrants”).
General
The 2022 Warrants, Private Placement Warrants, Series A Preferred Stock, Series B Preferred Stock and the Notes (each as defined below) are not registered under Section 12 of the Exchange Act but are described herein to the extent certain of their terms may impact holders of Common Stock and Public Warrants.
The following descriptions summarize certain terms of our Common Stock, Warrants (as defined below) and Notes that would be important to holders of such securities. Because these descriptions are only summaries, they do not contain all of the information that may be important to you, and are qualified by reference to the Third Amended and Restated Certificate of Incorporation of the Company, as amended (the “Charter”), the Amended and Restated Bylaws of the Company (the “Bylaws”), the IPO Warrant Agreement, the 2022 Warrant Agreement, the Purchase Agreement, the Investors’ Rights Agreement (as defined below), the Amended and Restated Registration Rights Agreement, dated as of February 21, 2021, by and among Fortress Value Acquisition Corp. II, Fortress Acquisition Sponsor II LLC and the other parties thereto, as amended, the Note Purchase Agreement (as defined below), the Registration Rights Agreement, dated as of June 15, 2023, by and among the Company and certain Preferred Equityholders, the First Amended and Restated Certificate of Designation for the Series A Preferred Stock (the “Series A Certificate of Designation”), and the Certificate of Designation for the Series B Preferred Stock (the “Series B Certificate of Designation”), as applicable, each of which is filed as (or incorporated by reference as) an exhibit to the Annual Report on Form 10-K (the “Annual Report”) of which this exhibit is a part. We urge you to read each of the foregoing documents in their entirety for a complete description of the rights and preferences of our securities.
On June 14, 2023, we filed a Certificate of Amendment to the Charter to effect a one-for-50 reverse stock split of the Common Stock (the “Reverse Stock Split”), effective as of 4:01 p.m. Eastern Time on June 14, 2023 (the “Effective Time”). As a result of the Reverse Stock Split, every 50 shares of the Company’s issued and outstanding Common Stock were automatically combined into one issued and outstanding share of Common Stock, without any change in the authorized number of shares or the par value of the Common Stock. No fractional shares were issued as a result of the Reverse Stock Split and all fractional shares were rounded up to the next whole share. As a result of the Reverse Stock Split, proportionate adjustments were made to the per share exercise price and/or the number of shares issuable upon the exercise or vesting of all stock options, warrants and shares of Common Stock subject to vesting. In addition, the number of shares reserved for issuance under the Company’s equity compensation plan immediately prior to the Effective Time was reduced proportionately. The following descriptions of the terms of our securities give effect to the Reverse Stock Split, except as otherwise indicated.
Capitalized terms used herein and not defined herein have the meaning ascribed to such terms in the Annual Report.

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Authorized Capital Stock
The Charter authorizes the issuance of 471,000,000 shares of capital stock, consisting of (i) 450,000,000 shares of Common Stock, (ii) 20,000,000 shares of Class F common stock (“Class F Common stock”) and (iii) 1,000,000 shares of preferred stock, par value $0.0001 per share. The Company has designated 165,000 shares of preferred stock as Series A Senior Preferred Stock (the “Series A Preferred Stock”) and 450,000 shares of preferred stock as Series B Preferred Stock (the “Series B Preferred Stock”).
Common Stock
Voting Power
Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, under the Charter, the holders of shares of Common Stock possess all voting power for the election of our directors and all other matters requiring stockholder action and are entitled or will be entitled, as applicable, to one vote per share on matters to be voted on by stockholders.
Dividends
Subject to the rights, if any, of the holders of any outstanding shares of preferred stock, under the Charter, holders of Common Stock are entitled to receive such dividends and other distributions, if any, as may be declared from time to time by the Company’s board of directors (the “Board”) in its discretion out of funds legally available therefor and shall share equally on a per share basis in such dividends and distributions.
Liquidation, Dissolution and Winding Up
The Charter provides that subject to applicable law and the rights, if any, of the holders of any outstanding series of preferred stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after payment or provision for payment of the debts and other liabilities of the Company, the holders of shares of Common Stock will be entitled to share ratably in all the remaining assets of the Company available for distribution to its stockholders.
Preemptive or Other Rights
Under the Charter, our stockholders have no preemptive or other subscription rights and there is no sinking fund or redemption provisions applicable to the Common Stock.
Number and Election of Directors
Following approval by our stockholders, our Charter and Bylaws were amended in June 2023 to eliminate the classified structure of the Board and provide for the annual election of all directors. The transition to a declassified board structure is being effected over time such that each director will be elected annually upon expiration of the director’s term, beginning with directors whose terms expired at the 2023 annual meeting of stockholders, and ending with directors whose terms will expire at the 2025 annual meeting of stockholders. Beginning with the 2025 annual meeting of stockholders and at each annual meeting of stockholders thereafter, all directors will be elected for one-year terms expiring at the next annual meeting of stockholders.
Under the Charter, there is no cumulative voting with respect to the election of directors. Subject to the rights of the holders of one or more series of preferred stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of preferred stock, our directors are elected by a plurality of the votes cast at a meeting of the Company’s stockholders by holders of Common Stock.

Preferred Stock
The Charter provides that the Board is authorized to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The Board is able, without stockholder approval, to issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the Common Stock and could have anti-takeover effects.
Series A Preferred Stock
Each share of Series A Preferred Stock had an initial stated value of $1,000. The Series A Preferred Stock ranks senior to the Common Stock and all other junior equity securities of the Company, and junior to the Company’s existing or future indebtedness and other liabilities (including trade payables) of the Company, with respect to payment of dividends, distribution of assets and all other liquidation, winding up, dissolution, dividend and redemption rights.
The Series A Preferred Stock carries an initial dividend rate of 12.0% per annum (the “Base Dividend Rate”), payable quarterly in arrears. If such dividends are not paid in cash, they are automatically compounded and added to the stated value of the Series A Preferred Stock. The Base Dividend Rate is subject to certain adjustments, including an increase of 1.0% per annum on the first day following the fifth anniversary of February 24, 2022 and each one-year anniversary thereafter, and 2.0% per annum upon the occurrence of either an Event of Noncompliance (as defined in the Series A Certificate of Designation) or a failure by the Company to redeem in full all Series A Preferred Stock upon a Mandatory Redemption Event (as defined in the Series A Certificate of Designation). The Company may elect to pay dividends on the Series A Preferred Stock in cash beginning on the third anniversary of February 24, 2022 and, with respect to any such dividends paid in cash, the dividend rate then in effect shall be decreased by 1.0%.
The Company has the right to redeem the Series A Preferred Stock, in whole or in part, at any time (subject to certain limitations on partial redemptions). The Redemption Price (as defined in the Series A Certificate of Designation) for each share of Series A Preferred Stock depends on when such optional redemption takes place, if at all.
The Series A Preferred Stock is perpetual and is not mandatorily redeemable at the option of the holders of the Series A Preferred Stock, except upon the occurrence of a Mandatory Redemption Event (as defined in the Series A Certificate of Designation). Upon the occurrence of a Mandatory Redemption Event, to the extent not prohibited by law, the Company is required to redeem all Series A Preferred Stock, in cash, at a price per share equal to the then applicable Redemption Price.

If an Event of Noncompliance occurs, then the holders of a majority of the then outstanding shares of Series A Preferred Stock (but excluding any shares of Series A Preferred Stock then held by Advent International Corporation or its controlled affiliates) (the “Majority Holders”) have the right to demand that the Company engage in a sale/refinancing process to consummate a Forced Transaction (as defined in the Series A Certificate of Designation); provided, however, no such demand may be made if holders of less than two-thirds of the then outstanding Series A Preferred Stock (which must include the Lead Purchaser (as defined in the Series A Certificate of Designation) so long as it holds at least 50.1% of the shares of Series A Preferred Stock held by it as of February 24, 2022) consent to the exercise of such demand. A Forced Transaction includes a refinancing of the Series A Preferred Stock or a sale of the Company. Upon consummation of any Forced Transaction, to the extent not prohibited by law, the Company is required to redeem all Series A Preferred Stock, in cash, at a price per share equal to the then applicable Redemption Price.
Holders of shares of Series A Preferred Stock have no voting rights with respect to the Series A Preferred Stock except as set forth in the Series A Certificate of Designation, other documents entered into in connection with the Purchase Agreement and the transactions contemplated thereby, or as otherwise required by law. For so long as any Series A Preferred Stock is outstanding, the Company is prohibited from taking certain actions without the prior consent of the Majority Holders (which consent must include the Lead Purchaser for so long as it holds at least 50.1% of the shares of Series A Preferred Stock held by it as of February 24, 2022).
Holders of Series A Preferred Stock, voting as a separate class, have the right to designate and elect four directors to serve on the Board until such time that the Lead Purchaser (as defined in the Series A Certificate of Designation) ceases to hold at least 50.1% of the Series A Preferred Stock held by it as of February 24, 2022. The designee directors are subject to consideration by the Board (acting in good faith and consistent with their review of other Board candidates), and at least one of the designees must be unaffiliated with (and independent of) the holders of the Series A Preferred Stock and meet the definition of “independent” under the listing standards of the New York Stock Exchange and SEC rules.
The Company entered into an Investors’ Rights Agreement with holders of the Series A Preferred Stock as of February 24, 2022, as amended by that certain First Amendment to the Investors’ Rights Agreement, dated as of June 15, 2023 (as amended, the “Investors’ Rights Agreement”). The Investors’ Rights Agreement sets forth the holders’ right to designate four directors to the Board (subject to certain conditions as summarized above) and to receive certain quarterly and annual financial and other information of the Company. The Investors’ Rights Agreement also sets forth restrictions on transfer of shares of Series A Preferred Stock by the holders and rights of first refusal in favor of any holder that, individually or together with its affiliates, holds, in the aggregate, at least 25% of the then-outstanding Series A Preferred Stock.
Series B Preferred Stock
The Series B Preferred Stock has a par value of $0.0001 per share. The Series B Preferred Stock does not have any dividend, distribution or redemption rights or, right to receive any distribution of any of the Company’s assets.
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of Series B Preferred Stock are entitled to be paid out of the assets of the Company available for distribution to its stockholders, after satisfying any senior payment obligations and before any payment in respect of any Common Stock, an amount per share of Series B Preferred Stock equal to $0.0001.

Holders of Series B Preferred Stock have full voting rights and powers equal to the voting rights and powers of holders of Common Stock, and are be entitled to notice of any stockholders’ meeting in accordance with the Bylaws, are entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. Fractional votes are not permitted, and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Series B Preferred Stock held by each holder could be converted) will be rounded down to the nearest whole share of Series B Preferred Stock. Notwithstanding anything to the contrary in the Series B Certificate of Designation, shares of Series B Preferred Stock are deemed to be converted into Common Stock solely for the purposes of providing the holder thereof with voting rights such that the holders thereof have the right to vote on corporate matters on an as-converted basis as if the conversion occurred at an initial price per share equal to $12.87 (subject to adjustment as provided for in the Series B Certificate of Designation and the Note Purchase Agreement), but in no event will any shares of Series B Preferred Stock actually be converted into or exchanged for Common Stock.
Warrants
The Company has four series of outstanding warrants, consisting of: (i) the Public Warrants, (ii) private placement warrants, each entitling the holder thereof to purchase shares of Common Stock at an exercise price equal to $575.00 per share (the “Private Placement Warrants”), (iii) warrants entitling the holders thereof to purchase shares of Common Stock at an exercise price equal to $150.00 per share (the “Series I Warrants”) and (iv) warrants entitling holders thereof to purchase shares of Common Stock at an exercise price equal to $0.50 per share (the “Series II Warrants” and together with the Series I Warrants, the “2022 Warrants” and, the 2022 Warrants together with the Public Warrants and Private Placement Warrants, the “Warrants”).
2022 Warrants
The Series I Warrants are exercisable for 104,530 shares of Common Stock for a five-year period from February 24, 2022, and the Series II Warrants are exercisable for 125,437 shares of Common Stock for a five-year period from February 24, 2022. Such number of shares of Common Stock purchasable pursuant to the 2022 Warrants (the “2022 Warrant Shares”) may be adjusted from time to time as set forth in the 2022 Warrant Agreement (as defined below).
The Company has entered into a Warrant Agreement with Continental Stock Transfer & Trust Company, as warrant agent, as of February 24, 2022 (the “2022 Warrant Agreement”). Under the terms of the 2022 Warrant Agreement, the holders are entitled to, among other things, registration rights with respect to the 2022 Warrant Shares, anti-dilution protection (subject to customary carve-outs) and pre-emptive rights.
Public Warrants
Each whole Public Warrant entitles the registered holder to purchase one share of Common Stock at a price of $575.00 per share, subject to adjustment as discussed below. A warrant holder may exercise its Public Warrants only for a whole number of shares of Common Stock. This means that only a whole Public Warrant may be exercised at any given time by a warrant holder. The Public Warrants will expire five years after the completion of our initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We are not obligated to deliver any shares of Common Stock pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Common Stock underlying the Public Warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No Public Warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares of Common Stock to holders seeking to exercise their Public Warrants, unless the issuance of such shares upon exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Public Warrant, the holder of such Public Warrant will not be entitled to exercise such Public Warrant and such Public Warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised Public Warrants, the purchaser of a unit containing such Public Warrant will have paid the full purchase price for the unit solely for the share of Common Stock underlying such unit.
We have registered the shares of Common Stock issuable upon exercise of the Public Warrants. Notwithstanding the above, if the Common Stock is at the time of any exercise of a Public Warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of Public Warrants who exercise their Public Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to maintain in effect a registration statement, but will use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.
Redemption of Warrants for Cash. Once the Public Warrants become exercisable, we may call the Public Warrants for redemption:
•in whole and not in part;
•at a price of $0.01 per Public Warrant;
•upon not less than 30 days’ prior written notice of redemption to each warrant holder; and
•if, and only if, the last reported sale price of shares of the Common Stock equals or exceeds $900.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading day period ending on the third trading day prior to the date we send to the notice of redemption to the warrant holders.
If and when the Public Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem the Public Warrants as set forth above even if the holders are otherwise unable to exercise their warrants.
We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Public Warrants, each warrant holder will be entitled to exercise his, her or its public warrant prior to the scheduled redemption date. However, the price of the Common Stock may fall below the $900.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $575.50 warrant exercise price after the redemption notice is issued.

Redemption of Warrants for Common Stock. Commencing 90 days after the Public Warrants become exercisable, we may redeem the Public Warrants (except as described herein with respect to the Private Placement Warrants):
•in whole and not in part;
•at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of our Common Stock except as otherwise described below;
•if, and only if, the last reported sale price of our Common Stock equals or exceeds $500.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which we send the notice of redemption to the warrant holders;
•if, and only if, the Private Placement Warrants are also concurrently exchanged at the same price (equal to a number of shares of Common Stock) as the outstanding Public Warrants, as described above; and
•if, and only if, there is an effective registration statement covering the issuance of the shares of Common Stock issuable upon exercise of the warrants and a current prospectus relating thereto available throughout the 30-day period after written notice of redemption is given.
The numbers in the table below represent the number of shares of Common Stock that a warrant holder will receive upon exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of our Common Stock on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per Public Warrant), determined based on the average of the last reported sales price for the ten trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Public Warrants, and the number of months that the corresponding redemption date precedes the expiration date of the Public Warrants, each as set forth in the table below.
The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a Public Warrant is adjusted as set forth below. The adjusted stock prices in the column headings will equal the stock prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a Public Warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a Public Warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a Public Warrant.
The share prices and number of shares in the table below do not give effect to the Reverse Stock Split.

Redemption Date	Fair Market Value of Common Stock
(period to expiration of warrants)	10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	18.00
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.365
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.365
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.365
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.365
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.365
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.364
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.364
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.364
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.364
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.364
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.364
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.364
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.364
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.363
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.363
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.363
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.362
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.362
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361
The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of Common Stock to be issued for each Public Warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365- or 366-day year, as applicable. For example, if the average last reported sale price of our Common Stock for the ten trading days ending on the third trading date prior to the date on which the notice of redemption is sent to the holders of the Public Warrants is $550.00 per share, and at such time there are 57 months until the expiration of the Public Warrants, holders may choose to, in connection with this redemption feature, exercise their Public Warrants for 0.277 shares of our Common Stock for each whole Public Warrant. For an example, where the exact fair market value and redemption date are not as set forth in the table above, if the average last reported sale price of our Common Stock for the ten trading days ending on the third trading date prior to the date on which the notice of redemption is sent to the holders of the Public Warrants is $675.00 per share, and at such time there are 38 months until the expiration of the Public Warrants, holders may choose to, in connection with this redemption feature, exercise their Public Warrants for 0.298 shares of our Common Stock for each whole Public Warrant. In no event will the Public Warrants be exercisable in connection with this redemption feature for more than 0.365 shares of our Common Stock per Public Warrant. Finally, as reflected in the table above, if the Public Warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any shares of Common Stock.

This redemption feature differs from the typical public warrant redemption features used in other blank check offerings, which typically only provide for a redemption of Public Warrants for cash (other than the Private Placement Warrants) when the trading price for the Common Stock exceeds $900.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding Public Warrants to be redeemed when the Common Stock is trading at or above $500.00 per share, which may be at a time when the trading price of our Common Stock is below the exercise price of the Public Warrants. We have established this redemption feature to provide us with the flexibility to redeem the Public Warrants without the Public Warrants having to reach the $900.00 per share threshold set forth above under “—Redemption of Warrants for Cash.” Holders choosing to exercise their Public Warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares of Common Stock for their Public Warrants based on an option pricing model with a fixed volatility input. This redemption right provides us with an additional mechanism by which to redeem all of the outstanding Public Warrants, and therefore have certainty as to our capital structure as the Public Warrants would no longer be outstanding and would have been exercised or redeemed and we will be required to pay the redemption price to public warrant holders if we choose to exercise this redemption right and it will allow us to quickly proceed with a redemption of the Public Warrants if we determine it is in our best interest to do so. As such, we would redeem the Public Warrants in this manner when we believe it is in our best interest to update our capital structure to remove the Public Warrants and pay the redemption price to the public warrant holders.
As stated above, we can redeem the Public Warrants when the Common Stock is trading at a price starting at $500.00, which is below the exercise price of $575.00, because it will provide certainty with respect to our capital structure and cash position while providing holders with the opportunity to exercise their Public Warrants on a cashless basis for the applicable number of shares of Common Stock. If we choose to redeem the Public Warrants when the Common Stock is trading at a price below the exercise price of the Public Warrants, this could result in the holders receiving fewer Common Stock than they would have received if they had chosen to wait to exercise their Public Warrants for Common Stock if and when such Common Stock were trading at a price higher than the exercise price of $575.00.
No fractional shares of Common Stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of Common Stock to be issued to the holder. If, at the time of redemption, the Public Warrants are exercisable for a security other than the shares of Common Stock pursuant to the IPO Warrant Agreement, the Public Warrants may be exercised for such security.

Redemption Procedures and Cashless Exercise. If we call the Public Warrants for redemption as described above under “—Redemption of Warrants for Cash,” management will have the option to require any holder that wishes to exercise his, her or its Public Warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their Public Warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of Public Warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of Common Stock issuable upon the exercise of our Public Warrants. If our management takes advantage of this option, all holders of Public Warrants would pay the exercise price by surrendering their Public Warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (A) the product of the number of shares of Common Stock underlying the Public Warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the Public Warrants by (B) the fair market value. The “fair market value” shall mean the average last reported sale price of shares of the Common Stock for the ten trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Public Warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Common Stock to be received upon exercise of the Public Warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a public warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the Public Warrants.
A holder of a Public Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Public Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the public warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of Common Stock outstanding immediately after giving effect to such exercise.
Anti-dilution Adjustments. If the number of outstanding shares of our Common Stock is increased by a stock dividend payable in shares of Common Stock to all or substantially all holders of Common Stock, or by a split-up of shares of Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Common Stock issuable on exercise of each public warrant will be increased in proportion to such increase in the outstanding shares of Common Stock. A rights offering to holders of shares of Common Stock entitling holders to purchase shares of Common Stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of Common Stock equal to the product of (A) the number of shares of Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Common Stock) multiplied by (B) one (1) minus the quotient of (i) the price per share of Common Stock paid in such rights offering divided by (ii) the fair market value. For these purposes (A) if the rights offering is for securities convertible into or exercisable for Common Stock, in determining the price payable for Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (B) fair market value means the volume weighted average price of Common Stock as reported during the ten trading day period ending on the trading day prior to the first date on which the shares of Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Public Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to all or substantially all holders of Common Stock on account of such shares of Common Stock (or other shares of our capital stock into which the Public Warrants are convertible), other than (A) as described above, (B) certain ordinary cash dividends or (C) to satisfy the redemption rights of the holders of Common Stock in connection with the Business Combination, then the Public Warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Common Stock in respect of such event.
If the number of outstanding shares of our Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Common Stock issuable on exercise of each Public Warrant will be decreased in proportion to such decrease in outstanding shares of Common Stock.
Whenever the number of shares of Common Stock purchasable upon the exercise of the Public Warrants is adjusted, as described above, the Public Warrant exercise price will be adjusted by multiplying the Public Warrant exercise price immediately prior to such adjustment by a fraction (A) the numerator of which will be the number of shares of Common Stock purchasable upon the exercise of the Public Warrants immediately prior to such adjustment and (B) the denominator of which will be the number of shares of Common Stock so purchasable immediately thereafter. In case of any reclassification or reorganization of the outstanding shares of Common Stock (other than those described above or that solely affects the par value of such shares of Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Public Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Common Stock and in lieu of our shares of Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Public Warrants would have received if such holder had exercised their Public Warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each Public Warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the outstanding Common Stock, the holder of a Public Warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a stockholder if such public warrant holder had exercised the Public Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Common Stock by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the IPO Warrant Agreement.

Additionally, if less than 70% of the consideration receivable by the holders of Common Stock in such a transaction is payable in the form of capital stock or shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Public Warrant properly exercises the Public Warrant within 30 days following public disclosure of such transaction, the public warrant exercise price will be reduced as specified in the IPO Warrant Agreement based on the per share consideration minus the Black-Scholes Warrant Value (as defined in the IPO Warrant Agreement) of the Public Warrant.
The Public Warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us (the “IPO Warrant Agreement”). The IPO Warrant Agreement provides that the terms of the Public Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants.
The warrant holders do not have the rights or privileges of holders of Common Stock and any voting rights until they exercise their Public Warrants and receive shares of Common Stock. After the issuance of shares of Common Stock upon exercise of the Public Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.
Private Placement Warrants
The Sponsor purchased 5,933,333 Private Placement Warrants at a price of $1.50 per Private Placement Warrant for an aggregate purchase price of $8,900,000 in a Private Placement that occurred on FAII’s IPO closing date. The Private Placement Warrants were issued under the IPO Warrant Agreement and are identical to the Public Warrants except that, so long as they are held by the Sponsor or its permitted transferees, (A) they will not be redeemable by us (except as described above under “Description of Securities—Warrants—Public Stockholders’ Warrants—Redemption of warrants for Class A common stock”), (B) they will not be transferable, assignable or salable until 30 days after the completion of the Business Combination (except, among other limited exceptions, to our officers and directors and other persons or entities affiliated with the Sponsor), (C) they may be exercised by the holders on a cashless basis and (D) they (including the shares of Common Stock issuable upon exercise of these warrants) are entitled to registration rights. If the Private Placement Warrants are held by holders other than Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by us in all redemption scenarios and exercisable by the holders on the same basis as the Public Warrants.
If holders of the Private Placement Warrants elect to exercise their warrants on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (A) the product of the number of shares of Common Stock underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise prices of such warrants by (B) the fair market value. The “fair market value” shall mean the average last reported sale price of the Common Stock for the ten trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that we have agreed that these warrants will be exercisable on a cashless basis so long as they are held by Sponsor and its permitted transferees is because it is not known at this time whether they will be affiliated with us following a business combination. If they remain affiliated with us, their ability to sell our securities in the open market will be significantly limited. We have policies in place that prohibit insiders from selling our securities except during specific periods of time. Even during such periods of time when insiders are permitted to sell our securities, an insider cannot trade in our securities if he or she is in possession of material non-public information.

Accordingly, unlike public stockholders who could exercise their warrants and sell the shares of Common Stock received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities. As a result, we believe that allowing the holders to exercise such warrants on a cashless basis is appropriate.
Convertible Notes
On April 17, 2023, we entered into a Second Lien Note Purchase Agreement (the “Original Note Purchase Agreement”) with the parties thereto, pursuant to which we (i) exchanged $100.0 million of the aggregate principal amount of the term loans under the 2022 Credit Agreement, held by certain of the Company’s preferred equityholders for $100,000,000 aggregate principal amount of a new stapled security, comprised of (A) second lien PIK convertible notes (the “Convertible Notes”) and (B) shares of Series B Preferred Stock and (ii) issued a delayed draw new money financing in an aggregate principal amount of $25.0 million, comprised of (A) Convertible Notes and (B) shares of Series B Preferred Stock. In addition, (i) on June 15, 2023, we entered into a First Amendment to Note Purchase Agreement with the parties thereto (the “First Amendment”), pursuant to which we issued an additional $3,243,302.02 aggregate principal amount of Convertible Notes and shares of Series B Preferred Stock, (ii) on October 2, 2024, we entered into a Second Amendment to Note Purchase Agreement with the parties thereto (the “Second Amendment”), pursuant to which we issued $10,500,000.00 aggregate principal amount of second lien PIK non-convertible delayed draw notes (the “Non-Convertible Notes” and, together with the Convertible Notes, collectively, the “Notes), (iii) on December 12, 2024, we entered into a Third Amendment to Note Purchase Agreement with the parties thereto (the “Third Amendment”), pursuant to which certain parties provided note commitments in the aggregate principal amount of $6,000,000 (the “Third Amendment Commitments”) and (iv) on March 3, 2025, we entered into a Fourth Amendment to Note Purchase Agreement with the parties thereto (the “Forth Amendment,” and together with the Original Note Purchase Agreement, the First Amendment, the Second Amendment, and the Third Amendment, the “Note Purchase Agreement”), pursuant to which we issued $26,000,000.00 aggregate principal amount of Convertible Notes. The Third Amendment Commitments were automatically terminated on January 15, 2025 and no Notes were issued in connection with such commitment, and no shares of Series B Preferred Stock were issued in connection with the Second Amendment or Fourth Amendment.
The Convertible Notes bear interest at a rate of 8.00% per annum, payable quarterly in-kind in the form of additional Convertible Notes by capitalizing the amount of such interest on the outstanding principal balance of the Convertible Notes in arrears on each interest payment date. The Non-Convertible Notes bear interest at a rate of 17.00% per annum, payable quarterly in-kind in the form of additional Non-Convertible Notes by capitalizing the amount of such interest on the outstanding principal balance of the Non-Convertible Notes in arrears on each interest payment date. The Notes will mature on August 24, 2028, unless earlier repurchased or converted, as applicable. The Convertible Notes may be converted, in whole or in part (if the portion to be converted is $1,000 principal amount or an integral multiple thereof), at the option of the holder, into shares of Common Stock at the then-effective conversion price (as of March 3, 2025, $1.35 per share of Common Stock) (subject to adjustment as provided in the Note Purchase Agreement).
The Notes are guaranteed by Wilco Holdco, Inc., Wilco Intermediate Holdings, Inc., ATI Holdings Acquisition, Inc., and the subsidiaries of ATI Holdings Acquisition, Inc. that guaranty the obligations under the 2022 Credit Agreement. The Notes are secured by the same collateral that secures the obligations under the 2022 Credit Agreement.

Pursuant to the terms of an intercreditor and subordination agreement, the Notes (and the guarantees thereof) rank junior in right of payment to the obligations under the 2022 Credit Agreement, and the liens on the collateral securing the Notes rank junior to the liens on such collateral securing the obligations under the 2022 Credit Agreement.
Certain Anti-Takeover Provisions of Delaware Law, the Company’s Charter and Bylaws
The following is a summary of provisions of the DGCL and our Charter and Bylaws that may be deemed to have an anti-takeover effect and may make it more difficult to acquire the Company by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions may delay, deter or prevent a merger or acquisition of us that a stockholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price of our Common Stock.
In addition, our Charter provides for certain other provisions that may have an anti-takeover effect:
•the Company’s Board approved the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction; after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than certain excluded shares of Common Stock; or on or subsequent to the date of the transaction, the business combination is approved by the Company’s Board and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.
•There is no cumulative voting with respect to the election of directors.
•Our Board is empowered to appoint a director to fill a vacancy created by the expansion of the Board or the resignation, death, or removal of a director in certain circumstances.
•Directors may only be removed from the Board for cause.
•Our Bylaws prohibit stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders.
•Our Bylaws prohibit stockholders from calling a special meeting and require that a meeting of the stockholders may only be called by members of our Board, by our Chief Executive Officer or by our Chairman, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors.
•Our authorized but unissued common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

•Our Bylaws require that any stockholder proposals or nominations for election to our board of directors must meet specific advance notice requirements, which make it more difficult for our stockholders to make proposals or director nominations.
Business Combinations
We have opted out of Section 203 of the DGCL; however the Charter contains a provision that is substantially similar to Section 203, but excludes Advent and its affiliates and successors and investment funds affiliated with Advent (the “Excluded Parties”) from the definition of “interested stockholder,” and make certain related changes. Upon consummation of the Business Combination, the Excluded Parties became “interested stockholders” within the meaning of Section 203 of the DGCL, but are not subject to the restrictions on business combinations set forth in Section 203, as the FAII Board approved the Business Combination in which the Excluded Parties became interested stockholders prior to such time they became interested stockholders.
Right of Certain Company Stockholders to Appoint Members of the Board
Holders of the Series A Preferred Stock have certain director designation rights, as described above under “Series A Preferred Stock.”
Exclusive Forum
The Bylaws provide that, unless ATI consents to the selection of an alternative forum, any (A) derivative action or proceeding brought on behalf of ATI, (B) action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder or employee to ATI or its stockholders, (C) action asserting a claim against ATI or its directors, officers or employees arising pursuant to any provision of the DGCL or our Charter or the Bylaws or (D) action asserting a claim against ATI or its directors, officers or employees governed by the internal affairs doctrine shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware. Additionally, the Bylaws also provide that, to the fullest extent permitted by law, unless ATI consents to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of ATI shall be deemed to have notice of and consented to the forum provisions in the Bylaws. This exclusive forum provision will not apply to claims under the Exchange Act but will apply to other state and federal law claims including actions arising under the Securities Act. Section 22 of the Securities Act, however, creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.